UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020868

March 19, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2004

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

Dear Mr. Parsons:

This is in response to your letters dated January 22, 2004, February 3, 2004 and March 11, 2004 concerning the shareholder proposal submitted to ExxonMobil by the Christian Brothers Investment Services. We also have received a letter on the proponent's behalf dated March 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John K.S. Wilson
Assistant Director for Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 22, 2004

<u>**VIA Network Courier**</u>
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of Shareholder Proposal Regarding Climate Change Data

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Christian Brothers Investment Services, Inc. and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between a number of "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

<u>Proposal has been substantially implemented</u>.

The proposal requests that the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change.

As discussed elsewhere in this letter, the specific wording of the proposal is inappropriate and would in fact be impossible to carry out. However, the underlying concern of this proposal -- a request for more information on the company's views, actions, and plans regarding climate change -- is similar to other proposals ExxonMobil has received, in particular the proposal regarding a climate change report submitted by the Sisters of St. Dominic of Caldwell, New Jersey (the "Sisters of St. Dominic Proposal"). Like the Sisters of St. Dominic proposal, this proposal has (to the extent it makes a legitimate request of the company) been substantially implemented.

Over the past years, we have communicated with shareholders on the topic of climate change through a number of venues, including our Corporate Citizenship Report, Summary Annual Report, proxy statement, executive speeches, Op-Eds, and presentations at the annual shareholders' meeting. However, communication is an ongoing process. We are currently finalizing a new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy. The Report will provide a comprehensive update to our shareholders and to the general public on several related issues including the topic of the proposal.

Climate change and climate change science are addressed primarily in a section of the report entitled "Addressing Greenhouse Gas Emissions." The Report includes a clear statement of the company's position on climate science:

> "ExxonMobil recognizes that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions."

The Report includes discussion of the scientific complexity of understanding climate and a page of references, including references to scientific literature, for readers who wish to explore these topics further. The Report also explains in detail the purposes of the Global Climate Energy Project to which the company has committed to contribute $100 million and other climate-related research sponsored by the company.

The Board's Public Issues Committee, which consists solely of independent directors, is scheduled to conduct a final review and approval of the Report at the Committee's meeting on January 27, 2004. Because our Board did not meet in December the January 27 meeting is the earliest opportunity for the Report to be finalized. Based on the expected filing date of the definitive proxy material for our 2004 annual meeting, the Rule 14a-8(j) deadline is January 25. In order to meet that deadline, we are filing this letter prior to finalization of the Report. We will supplement this letter with a copy of the Report as approved by the Public Issues Committee as promptly as possible after the Committee's meeting on January 27, and will at the same time provide copies of the Report to the proponent and each co-sponsor. The final Report will also be posted on our website at www.exxonmobil.com and will be available to any shareholder free of charge on request.

This particular proposal is worded as a request for scientific data beyond the level of detail that could be included in the Report. However, like the separate Sisters of St. Dominic proposal discussed in a separate letter to the staff also being filed today, the proposal is fundamentally a request for more information on the subject of climate change as it relates to

ExxonMobil[1]. The Report, which will be published well in advance of the 2005 annual meeting deadline specified in the proposal, substantially implements that request and the proposal may therefore be omitted from the proxy material for our 2004 annual meeting under Rule 14a-8(i)(10).

Proposal relates to ExxonMobil's ordinary business operations.

We recognize that climate change is an important public policy issue. In the words of our Report, ""[w]e are fully aware of the broad public and official interest in this topic ...." As such, shareholders are entitled to know ExxonMobil's views on the issue and to have those views explained. The Report does so. In particular, the Report clearly articulates the Board's position on climate change science and provides shareholders with such additional supporting information as the company deems appropriate.

To the extent the proposal requests not a statement of the Board's views and rationale on a significant policy question but a specific level of backup data, the proposal deals not with a public policy question on which a shareholder proposal may properly be made but with ordinary business decisions (i.e., the amount of research data to be provided in connection with statements of the company's position on a current issue). Determining the amount of research data that is appropriate to provide in support of company statements is a decision to be made by management in developing those communications and is not a proper subject for a shareholder proposal. See Dominion Resources, Inc. (available October 7, 1997) (permitting omission of a proposal relating to presentation of disclosure in reports to shareholders). The proposal can therefore be omitted under Rule 14a-8(i)(7).[2]

ExxonMobil lacks the power to implement the proposal.

As discussed above, what we understand to be the underlying concern of the proposal has been addressed. However, the specific wording of the proposal calling for ExxonMobil to make available to shareholders "all research data relevant to ExxonMobil's stated position on the science of climate change" would be impossible to implement. ExxonMobil's stated position, quoted above from the Report, is that the scientific evidence remains inconclusive (although, as we also state, we do not view lack of certainty as a basis for inaction). To make available to shareholders "all research data relevant" to a statement that the scientific evidence remains inconclusive would amount to making available to shareholders all research data in a major field of science.

---

[1] Of relevance to this analysis is the recent staff letter to General Motors Corporation (available April 4, 2002). In that letter the staff concluded that, in the context of Rule 14a-8(i)(12), a proposal focusing on detailed scientific measurements related to climate change was substantially the same as an earlier proposal requesting a report on the impact of climate change on company operations.

[2] Even where a proposal raises significant policy issues, where a portion of the proposal also relates to ordinary business the entire proposal may be excluded. See Wal-Mart Stores, Inc. (available March 15, 1999) and Associated Estates Realty Corporation (available March 23, 2000).

All relevant data would include vast numbers of books, articles, reports, presentations, website postings, speeches, and interviews issued by universities, think tanks, national laboratories, individual scientists, and other private, governmental, and intergovernmental institutions around the world.[3] New material is issued daily. Over the past several years, the U.S. Federal government alone has spent roughly two billion dollars per year supporting scientific research on climate change. Moreover, the proposal goes beyond an already impossible request for all research results by requesting "all research data." All research data relevant to climate science would include, at a minimum, every reading from every weather station in the world.

In short, the scope of the proposal as written is far beyond the practical power of the company to carry out and we therefore believe the proposal may be omitted under Rule 14a-8(i)(6).[4]

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year seeking edits or deletion of particular false or misleading statements that may be contained in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proposal sponsor and to each co-sponsor.

Sincerely,

James Earl Parsons

JEP/dl
Enclosures

---

[3] A recent Google search under the terms "climate science" and "climate change" yielded approximately four million references for each.

[4] Note also that much of the information called for by the proposal would constitute intellectual property which the company would have no legal right to re-publish without the agreement of each data owner.

cc w/enc:

Mr. John K. S. Wilson
Assistant Director for Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Reverend Joseph P. La Mar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Sister Madonna Sangalli (withdrew)
Trustee
Providence Trust
515 Southwest 24th Street
San Antonio, TX 78207-4619

Sister Mary Ann Tierney, SC
Chief Financial Officer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NY 07087

EXHIBIT 1

CBIS Christian Brothers Investment Services, Inc.

RECEIVED
DEC 09 2003
P.T. MULVA
ptm 12/9

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 08 2003
Routed for Action to: PTM
Informational Copy to:

December 4, 2003

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2004 Annual Shareholder Meeting

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2004 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 324,774 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2004 Meeting.

It is our understanding that this resolution may also be filed by the Sisters of the Humility of Mary, Maryknoll Fathers & Brothers and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Assistant Director for Socially Responsible Investing

cc: Patrick T. Mulva, Secretary, Exxon Mobil
Pat Daly, Sisters of Saint Dominic of Caldwell
Mike Crosby, Midwest Capuchins

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Exxon Mobil – Disclosure of Climate Change Data

Whereas:

Corporations have a social responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may in the course of business impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Effective policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information that may impact the quality of regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 *Third Assessment Report*:

> "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

The National Academy of Sciences (NAS) concurs:

> "The degree of confidence in the IPCC assessment is higher today than it was 10, or even five years ago...there is general agreement that the observed warming is real and particularly strong within the past 20 years."

Exxon Mobil has funded scientific studies and made public statements regarding the science of climate change that appear to conflict with these conclusions. According to the June 2002 edition of *Exxon Mobil Perspectives*:

> "There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from IPCC reports. Consistent with its own position, Exxon Mobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2005 annual shareholder meeting, the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC and NAS.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss all relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Mellon

Mellon Global Securities Services

November 10, 2003

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian of 324,774 shares of ExxonMobil Corporation for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

CBIS Christian Brothers Investment Services, Inc.

90 Park Avenue
29th Floor
New York, NY
10016-1301

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL™

7002 2030 0005 5479 1012

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. John K. S. Wilson
Assistant Director for Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Mr. Wilson:

This will acknowledge receipt of the proposal concerning a climate science report, which you have submitted on behalf of the Christian Brothers Investment Services, Inc. in connection with ExxonMobil's 2004 annual meeting of shareholders.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 8, 2003. The letter you enclosed from Mellon Global Securities Services is dated November 10 and therefore fails to demonstrate your eligibility as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. The letter enclosed with your submission only states that Mellon Bank is the custodian of your shares. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Sincerely,

Patrick T. Mulva

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

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Dec 12, 2003	9:47 A.M.	LONG ISLAND CITY, NY, US	DELIVERY
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☐ FEDEX ☐ OTHER UPS overnight DATE ________

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ________

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

FROM (NAME/DEPARTMENT) D Kaurman EXT. ROOM NO.

ADDRESSED TO

Mr. John K. S. Wilson
Assistant Director for Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

CONTACT

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

CBIS Christian Brothers Investment Services, Inc.

RECEIVED
JAN 08 2004
P.T. MULVA
DGH

January 7, 2004

Patrick Mulva
Vice President, Investor Relations
& Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Mulva:

The attached letter clarifies previous submissions from CBIS as to our status as shareholders of Exxon Mobil and eligibility to file a shareholder proposal.

Upon further review of your December 12 letter, it appears that you would prefer that we call Mellon Bank our "holder of record" rather than our "custodian" for purposes of compliance with rule 14 a-8. The attachment clarifies this relationship. Moreover, we have changed the date of our hold verification memo to address your request that we prove ownership on the date you received our submission. I have also asked the co-filers to take steps to comply with your various requests of them.

I am confident that both the original submission dated December 4 and the updated December 12 letter are sufficient to comply with SEC rules regarding these matters. The format of the submission does not differ from that accepted by Exxon Mobil and other companies, as well as the SEC, over the years.

We continue to urge management to seek a negotiated resolution of its differences with its shareholders. If your goal is to limit the shareholder resolutions on your ballot, this approach would maximize the likelihood of the withdrawal of our proposals. While the company's recent willingness to engage in dialogue and provide written answers to questions has been encouraging, your current approach to receiving shareholder resolutions appears to be a retreat from these improvements.

Please contact me with any additional questions.

Sincerely,

John K.S. Wilson
Director – Socially Responsible Investing

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

SHAREHOLDER RELATIONS
JAN 09 2004
NO. OF SHARES ____________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Mellon

Mellon Global Securities Services

December 8, 2003

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 324,774 shares of ExxonMobil Corporation for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

CBIS Christian Brothers Investment Services, Inc.

RECEIVED
DEC 16 2003
P.T. MULVA

December 12, 2003

Patrick T. Mulva
Vice President, Investor Relations
& Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Mulva:

I received your letter dated December 11, 2003 regarding our submission of a shareholder resolution regarding a climate science report. You requested that we provide a verification of holdings as of December 8th, the date of our submission.

In our original submission we provided verification of holdings as of November 10, 2003 and indicated our intention to maintain a sufficient level of holdings through the annual meeting date. In common practice, this is considered sufficient to comply with rule 14a-8. I will refer your request to our attorney for further review.

In the meantime, as a good faith effort, I have enclosed an updated letter from our custodian verifying our holdings as of the date of submission.

We look forward to the opportunity to discuss the substance of the proposal.

Sincerely,

John K.S. Wilson

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

SHAREHOLDER RELATIONS

DEC 16 2003

NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

December 4, 2003

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian of 324,774 shares of ExxonMobil Corporation for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

December 7,2003 Sisters of the Humility of Mary

DEC 1 1 2003
P.T. MULVA

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 1 1 2003
Routed for Action to: PTM
Informational Copy to:

RE: agenda item for 2004 Annual Shareholder Meeting

Rec'd. 2:40 pm

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement of ExxonMobil. A representative of Christian Brothers Investment Services, Inc (CBIS) will present this resolution to the assembled stockholders.

We, The Sisters of the Humility of Mary of Villa Maria, Pa, are joining with others, especially with the Christian Brothers and the Maryknoll Fathers and Brothers in presenting this proposal. We are also very concerned about the problem of climate change and its harmful results to the environment.

You will find a letter enclosed to our Chief Financial Officer, Mr. Peter Lauer, from Alliance Capital verifying our investment in Exxon Mobil shares. We intend to continue to hold our shares for the present

Sincerely yours,

Sister Dolores Bourquin HM

Sister Dolores Bourquin,H.M.
2831 Morewood Rd. #103
Fairlawn, Ohio 44333

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary

Cc:Patrick T. Mulva, Secretary, ExxonMobil
John K. S. Wilson, Christian Brothers
Pat Daly, Sisters of Saint Dominic of Caldwell

SHAREHOLDER RELATIONS
DEC 1 1 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Villa Maria Community Center - Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082

Exxon Mobil – Disclosure of Climate Change Data

Whereas:

Corporations have a social responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may in the course of business impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Effective policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information that may impact the quality of regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 *Third Assessment Report*:

> "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

The National Academy of Sciences (NAS) concurs:

> "The degree of confidence in the IPCC assessment is higher today than it was 10, or even five years ago...there is general agreement that the observed warming is real and particularly strong within the past 20 years."

Exxon Mobil has funded scientific studies and made public statements regarding the science of climate change that appear to conflict with these conclusions. According to the June 2002 edition of *Exxon Mobil Perspectives*:

> "There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from IPCC reports. Consistent with its own position, Exxon Mobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2005 annual shareholder meeting, the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC and NAS.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss all relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Alliance Capital
Management Corporation
3201 Enterprise Pkwy, Suite 240
Cleveland, OH 44122
Tel: (216) 831-6330

AllianceCapital

November 3, 2003

Mr. Peter Lauer
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Dear Peter:

This letter is in response to your request for information of stock ownership for Exxon Mobil. The Sisters of the Humility of Mary Shareholders Resolution account currently holds 110 shares of Exxon Mobil. Below is the information requested:

Stock	Shares	Date of Acquisition	Total Market Value*
Exxon Mobil	100	10/26/99	$3658.00
Exxon Mobil	10	12/01/99	365.80
	110		$4023.80

* Price as of October 31, 2003.

Thank you and please let me know if you need any further information.

Sincerely,

Michelle Cooper

Michelle Cooper
Assistant to Sarah M. Dimling

/mlc

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2003

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Dear Sister Dolores Bourquin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Humility of Mary of Villa Maria, Pennsylvania the proposal submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Alliance Capital, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Attached is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Attachment

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

December 19, 2003

ExxonMobil

VIA UPS - OVERNIGHT DELIVERY

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Dear Sister Dolores Bourquin:

Since sending our letter of acknowledgment dated December 12, 2003, it has come to our attention that, in fact, you have not adequately verified your eligibility to act as co-filer of the proposal concerning climate science.

Rule 14a-8 (copy enclosed) provides that, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to be voted on the proposal for at least one year by the date you submit the proposal. In the case of beneficial ownership, eligibility can be verified by a statement from the record holder of your securities (usually a broker or bank). See generally Rule 14a-8(b) (Question 2).

There are a number of deficiencies in the proof of eligibility you have submitted. First, the letter from Alliance Capital is dated November 3, 2003, and therefore does not establish your ownership of a qualifying amount of securities as of the date you submitted your proposal (which we received on December 11, 2003). Second, the letter from Alliance Capital indicates the dates you acquired ExxonMobil shares, but does not state that you have continuously owned such shares through the date of your submission. Third, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that Alliance Capital Management Corporation is a record holder of ExxonMobil stock. Finally, you must provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Your letter only states that you intend to continue to hold shares "for the present."

Your response adequately correcting all of the above noted problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter. We apologize for any confusion caused by our prior correspondence on this topic.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

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Tracking Number	Status	Delivery Information	
1. 1Z 751 05X 01 4509 958 6 Detail	**Delivered**	Delivered on: Delivered to: Signed by: Service Type:	Dec 22, 2003 8:54 A VILLA MARIA, PA, U YAGERSKY NEXT DAY AIR

Tracking results provided by UPS: Dec 23, 2003 3:29 P.M. Eastern Time (USA)

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☐ FEDEX ☐ OTHER UPS overnight DATE

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 640

FROM (NAME/DEPARTMENT) D Lauman EXT. ROOM NO.

ADDRESSED TO

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary
Evergreen Road
Villa Maria, PA 16155

CONTACT

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

Mercy Investment Program

RECEIVED
DEC 09 2003
P.T. MULVA
PTM 12/9.

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

December 3, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 09 2003
Routed for Action to: PTM
Informational Copy to:

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution, which asks that the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, for inclusion in the 2004 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Mercy Investment Program is cosponsoring this resolution with the Christian Brothers Investment Service and others associated with the Interfaith Center on Corporate Responsibility.

Many of MIP's participants are engaged in a variety of activities related to the environment. Because they are institutions of Sisters of Mercy or sponsored ministries of the Sisters, they have been encouraged to examine their personal and institutional uses of energy, to practice conservation of resources and to promote good stewardship of the earth's resources. We believe all of these actions are critical for future generations and the good of our earth. We urge ExxonMobil to embrace the initiative called for in our resolution.

Mercy Investment Program is the beneficial owner of 26,800 shares of ExxonMobil stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Exxon Mobil – Disclosure of Climate Change Data

Whereas:

Corporations have a social responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may in the course of business impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Effective policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information that may impact the quality of regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 *Third Assessment Report*:

> "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity…Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

The National Academy of Sciences (NAS) concurs:
"The degree of confidence in the IPCC assessment is higher today than it was 10, or even five years ago…there is general agreement that the observed warming is real and particularly strong within the past 20 years."

Exxon Mobil has funded scientific studies and made public statements regarding the science of climate change that appear to conflict with these conclusions. According to the June 2002 edition of *Exxon Mobil Perspectives*:
"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from IPCC reports. Consistent with its own position, Exxon Mobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2005 annual shareholder meeting, the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC and NAS.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss all relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Chicago, Illinois 60675
(312) 630-6000

Northern Trust

November 21, 2003

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond:

Mercy Investment Program, Inc. is beneficial owner of ExxonMobil common stock. These shares have been held for more than one year. Mercy Investment Program, Inc. will be shareholder at least until the next annual meeting.

The Northern Trust Company is currently the appointed Master Custodian for Mercy Investment Program, Inc.

Sincerely,

Lisa M. McDougal

Lisa M. McDougal
Second Vice President
Northern Trust Company

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

RECEIVED
DEC 02 2003
P.T. MULVA

D6H

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 01 2003
Routed for Action to: PTM
Informational Copy to:

November 21, 2003

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond:

Mercy Investment Program, Inc. is beneficial owner of ExxonMobil common stock. These shares have been held for more than one year. Mercy Investment Program, Inc. will be shareholder at least until the next annual meeting.

The Northern Trust Company is currently the appointed Master Custodian for Mercy Investment Program, Inc.

Sincerely,

Lisa M. McDougal

Lisa M. McDougal
Second Vice President
Northern Trust Company

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Mercy Investment Program the proposal submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Attached is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Attachment

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Dear Ms. Heinonen:

Since sending our letter of acknowledgment dated December 12, 2003, it has come to our attention that, in fact, you have not adequately verified your eligibility to act as co-filer of the proposal concerning climate science.

Rule 14a-8 (copy enclosed) provides that, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to be voted on the proposal for at least one year by the date you submit the proposal. In the case of beneficial ownership, eligibility can be verified by a statement from the record holder of your securities (usually a broker or bank). See generally Rule 14a-8(b) (Question 2).

There are several deficiencies in the proof of eligibility you have submitted. First, the letter from Northern Trust is dated November 21, 2003, and therefore does not establish your ownership of a qualifying amount of securities as of the date you submitted your proposal (which we received on December 1, 2003). Second, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that Northern Trust is a record holder of ExxonMobil stock.

Your response adequately correcting all of the above noted problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter. We apologize for any confusion caused by our prior correspondence on this topic.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



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Tracking Number	Status	Delivery Information	
1. 1Z 751 05X 01 4370 282 8 Detail	**Delivered**	Delivered on:	Dec 22, 2003 9:40 A
		Delivered to:	NEW YORK, NY, US
		Signed by:	HEINONEN
		Service Type:	NEXT DAY AIR

Tracking results provided by UPS: Dec 23, 2003 3:41 P.M. Eastern Time (USA)

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Who.
Where.
What.
When.
UPS Internet
Shipping-History

] FEDEX ☐ OTHER UPS overnight DATE

] REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

'ROOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 6401

ROM (NAME/DEPARTMENT) D Lowman | EXT. | ROOM NO.

DDRESSED TO

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
CONTACT New York, NY 10009

)NTENTS

TTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

IAIL RECEIPT 130-209A

on=5.0&sort_by=... 12/23/03

Northern Trust

Via Facsimile: 972.444.1505

December 31, 2003

David G. Henry
Section Head Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

Mercy Investment Program, Inc. is beneficial owner of ExxonMobil common stock. These shares have been held for more than one year. Mercy Investment Program, Inc. will be shareholder at least until the next annual meeting.

The Northern Trust Company is currently the appointed Master Custodian for Mercy Investment Program, Inc. The Northern Trust street name is Howe & Co.

Sincerely,

Lisa M. McDougal
Second Vice President
Northern Trust Company

SHAREHOLDER RELATIONS

JAN 0 5 2004

NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
~~Fax. (914) 944-9127 • E-mail: mklcsr@igc.apc.org~~
Fax. (914) 944-3601 • E-mail - Jlamar@maryknoll.org

RECEIVED
DEC 09 2003
P.T. MULVA

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 09 2003
Routed for Action to: PTM
Informational Copy to:

Corporate Social Responsibility

December 4, 2003

Mr. Lee R. Raymond
Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Maryknoll Fathers and Brothers, whose legal title is the Catholic Foreign Mission Society of America, Inc. are the beneficial owners of 332 shares of ExxonMobil Corporation common stock and will maintain the required number of shares through the scheduled shareholders' meeting in accordance with SEC standards. Verification of ownership is enclosed.

We share a concern for the continued pollution of our atmosphere and thus we ask that our company join with others in significantly reducing carbon dioxide and other greenhouse gas emissions. Since you have presented an entirely different set of analysis concerning this issue, in the interest of resolving our differences, we ask that our company share its research data so that we can all work from the same ground of knowledge.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Christian Brothers Investment Services, Inc. (CBIS). We present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Security and Exchange Commission regulations. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might be withdrawn. We trust that our on-going dialogue will continue. Please feel free to call our primary filer, Mr. John K. S. Wilson, (212) 490-0800 ext 118 if you have any questions about this resolution.

Sincerely,

Joseph P. La Mar

Rev. Joseph P. La Mar, MM
Assistant Treasurer

cc: CBIS
ICCR

Encl. Resolution
Proof of Ownership

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Disclosure of Climate Change Data

Whereas:

Corporations have a social responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may in the course of business impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Effective policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information that may impact the quality of regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 *Third Assessment Report*:

> "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

The National Academy of Sciences (NAS) concurs:

> "The degree of confidence in the IPCC assessment is higher today than it was 10, or even five years ago...there is general agreement that the observed warming is real and particularly strong within the past 20 years."

Exxon Mobil has funded scientific studies and made public statements regarding the science of climate change that appear to conflict with these conclusions. According to the June 2002 edition of *Exxon Mobil Perspectives*:

> "There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

A worldwide movement towards greater regulation to mitigate climate change has resulted from IPCC reports. Consistent with its own position, Exxon Mobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2005 annual shareholder meeting, the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC and NAS.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss all relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Michael E. Gray, CFM
Vice President
Senior Financial Advisor

Elena Desarden
Client Associate

Global Private Client Group

110 South Bedford Road
Mount Kisco, New York 10549
914 241 6461 Direct
800 234 9241 Toll Free
FAX 914 241 6459
michael_gray@ml.com
http://fa.ml.com/michael_gray

Merrill Lynch

December 2, 2003

To Whom It May Concern:

The Catholic Foreign Mission Society of America, Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers, are beneficial owners of 332 shares of Exxon Mobil. These shares have been consistently held since 10/20/99. The CFMSA will maintain the appropriate number of shares in accordance with Security and Exchange Commission regulations at least until the next annual meeting. If you have any questions, call me at 800-234-9241.

Sincerely,

M. E. Gray

Michael E. Gray, CFM
Senior Financial Advisor

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2003

Reverend Joseph P. La Mar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Dear Reverend La Mar:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maryknoll Fathers and Brothers the proposal submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Merrill Lynch, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Attached is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Attachment

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

<u>VIA UPS - OVERNIGHT DELIVERY</u>

Reverend Joseph P. La Mar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Dear Reverend La Mar:

Since sending our letter of acknowledgment dated December 12, 2003, it has come to our attention that, in fact, you have not adequately verified your eligibility to act as co-filer of the proposal concerning climate science.

Rule 14a-8 (copy enclosed) provides that, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to be voted on the proposal for at least one year by the date you submit the proposal. In the case of beneficial ownership, eligibility can be verified by a statement from the record holder of your securities (usually a broker or bank). See generally Rule 14a-8(b) (Question 2).

There are a number of deficiencies in the proof of eligibility you have submitted. First, the letter from Merrill Lynch is dated December 2, 2003, and therefore does not establish your ownership of a qualifying amount of securities as of the date you submitted your proposal (which we received on December 9, 2003). Second, the letter from Merrill Lynch states that you have "consistently" held your shares since 10/20/1999. Consistent holding does not necessarily mean that you have held your shares continuously as required by Rule 14a-8. Third, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that Merrill Lynch is a record holder of ExxonMobil stock. Finally, you must provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. This statement must be made by you, not the record holder of your shares since you as beneficial owner presumably control the decision whether or not to hold or sell your shares.

Your response adequately correcting all of the above noted problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter. We apologize for any confusion caused by our prior correspondence on this topic.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

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Tracking Number	Status	Delivery Information	
1. 1Z 751 05X 01 4583 880 3 Detail	**Delivered**	Delivered on:	Dec 22, 2003 9:18 A
		Delivered to:	MARYKNOLL, NY, U
		Signed by:	SUDELOW
		Service Type:	NEXT DAY AIR

Tracking results provided by UPS: Dec 23, 2003 3:39 P.M. Eastern Time (USA)

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EDEX ☐ OTHER UPS overnight DATE

EGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

OOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 640

M (NAME/DEPARTMENT) D Lauman | EXT. | ROOM NO.

RESSED TO

Reverend Joseph P. La Mar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

CONTACT

NTENTS

TER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

AIL RECEIPT 130-209A

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
~~Fax (914) 944-9127 • E-mail: mklcsr@igc.apc.org~~
Fax. (914) 944 - 3601 • E-mail. Jlamar@maryknoll.org

Corporate Social Responsibility

December 29, 2003

Mr. David G. Henry
Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving TX 75039

Dear Dave,

Reference your overnight delivery dated December 19, 2003 concerning verification of our shares of Exxon Mobil securities (attached).

Please receive the attached document from Merrill Lynch, custodian of our securities, verifying ownership of 332 shares of Exxon Mobil which have been continuously held since 10/20/99.

The Catholic Foreign Mission Society of America, Inc. also known as the Maryknoll Fathers and Brothers intends to continue holding these securities through the date of the shareholder meeting and then some.

Sincerely,

Joseph P. La Mar

Rev. Joseph P. La Mar, M.M.
Assistant Treasurer

SHAREHOLDER RELATIONS

JAN 02 2004

NO. OF SHARES________
DISTRIBUTION: PTM; WW; DGH;
SMD; FLR; REG; JEP; LKB.

Michael E. Gray, CFM
Vice President
Senior Financial Advisor

Elena Desarden
Client Associate

Global Private Client Group

110 South Bedford Road
Mount Kisco, New York 10549
914 241 6461 Direct
800 234 9241 Toll Free
FAX 914 241 6459
michael_gray@ml.com
http://fa.ml.com/michael_gray

Merrill Lynch

12/29/03

The Catholic Foreign Mission Society of America, Inc.
AKA Maryknoll Fathers and Brothers
PO Box 309
Maryknoll, NY. 10545-0309

Re: Merrill Lynch Account # 779-04114

To Whom it May Concern,

The Catholic Foreign Mission Society of America, Inc. (CFMSA), also known, as the Maryknoll Fathers and Brothers are beneficial owners of 332 shares of Exxon Mobil. These shares have been continuously held since 10/20/99.

If you have any questions, please call Mike Gray at 1-800-234-9241.

Sincerely,

Ann M. Avesato

Ann M. Avesato
For Elena Desarden
Client Associate

The Passionists
Province Pastoral Center

526 Monastery Place • Union City, New Jersey 07087 • (201) 867-6400 • Fax: (201) 867-0357

Office of the Treasurer

matierney@cpprov.org

RECEIVED
DEC 18 2003
P.T. MULVA

December 15, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 18 2003
Routed for Action to: PTM
Informational Copy to:

Mr. Lee R. Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

As owners of 7,370 shares of Exxon Mobil stock, St. Paul's Benevolent, Educational and Missionary Institute, Inc. (St. Paul's) has authorized me to notify you of their intention to file a shareholder resolution with Exxon Mobil. The resolution requests the Board of Directors to prepare a report to be made available to shareholders by the 2005 annual shareholder meeting. Attached please find the resolution to be included with the proxy, in accordance with Rule 14-1-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The primary filer for this resolution is Christian Brothers Investment Services.

St. Paul's has been the owner of Exxon Mobil stock since 1995. The current value of their shares is $204,363.57. Attached please find letters from Citigroup, C.A. and Merrill Lynch stating St. Paul's proof of ownership.

St. Paul's welcomes dialogue with the corporation prior to the stockholders' meeting. The person listed below represents all who are co-filers.

Sincerely,

Sister Mary Ann Tierney, SC

Sister Mary Ann Tierney, SC
Chief Financial Officer

Mr. John K. S. Wilson
Christian Brothers Investment Services
90 Park Avenue
29th Floor
New York, NY 10016
212-490-0800 Ext.118

SHAREHOLDER RELATIONS
DEC 18 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Enclosure

Exxon Mobil – Disclosure of Climate Change Data

Whereas:

Corporations have a social responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may in the course of business impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Effective policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information that may impact the quality of regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 *Third Assessment Report*:

> "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

The National Academy of Sciences (NAS) concurs:

> "The degree of confidence in the IPCC assessment is higher today than it was 10, or even five years ago...there is general agreement that the observed warming is real and particularly strong within the past 20 years."

Exxon Mobil has funded scientific studies and made public statements regarding the science of climate change that appear to conflict with these conclusions. According to the June 2002 edition of *Exxon Mobil Perspectives*:

> "There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from IPCC reports. Consistent with its own position, Exxon Mobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

Resolved: That, by the 2005 annual shareholder meeting, the Board of Directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

Supporting Statement:

These data should:

1. Explain the specific differences between the company's position and that of the IPCC and NAS.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss all relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

citigroup
asset management

Citibank, N.A.
100 First Stamford Place
Stamford, CT 06902

Michael Minsch
Director/Senior Portfolio Manager
michael.minsch@citigroup.com
Tel: 203-961-4816
Fax: 203-961-4996

December 12, 2003

Sister Mary Ann Tierney
St. Paul's Benevolent
526 Monastery Place
Union City, NJ 07087

Dear Sister Mary Ann,

Please be advised that the following security was purchased as follows:

Exxon Mobil Corp.

Trade Date			**Cost**
09/14/1995	3,400		$ 64,439.02
07/24/2002	1,000		$ 33,137.20
09/09/2002	700		$ 23,831.99
09/12/2002	800		$ 27,227.36
		Total	$148,635.57

The current value in your account of this security was $223,669.00 as of 12/11/03.

Best Regards,

Mike W.J. Minsch III
Senior Portfolio Manager

Martin G. Lutschaunig
Vice President
Senior Financial Consultant

Private Client Group

7 Roszel Road
4th Floor
Princeton, New Jersey 08540
609 243 7963 Direct
800 777 5985 Toll Free
FAX 609 243 0263
marty_lutschaunig@ml.com

Merrill Lynch

December 12, 2003

Sister Mary Ann Tierney
The Passsionists
526 Monastery Place
Union City, New Jersey 07087

RE: St. Paul's Benevolent Educational and Missionary Institute, Inc.
Sponsored Institutions Account 876-04E00 - Exxon Mobil Corp.

Dear Sister Mary Ann:

As we discussed, on August 28, 2002 you purchased 2,500 shares of Exxon Mobil at a total cost of $90,375. Of those 2,500 shares you currently own 1,470 shares for a total value of $55,728 as of the close of business on December 11, 2003.

Please call if you have any questions.

Respectfully,

Martin G. Lutschaunig

Martin G. Lutschaunig
Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Sister Mary Ann Tierney, SC
Chief Financial Officer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NY 07087

Dear Sister Mary Ann Tierney:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of St. Paul's Benevolent, Educational and Missionary Institute, Inc. the proposal submitted by Mr. John K. S. Wilson for Christian Brothers Investment Services, Inc. concerning a climate science report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that Christian Brothers Investment Services, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. John K. S. Wilson acknowledging receipt of this proposal.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 18, 2003. The letters you enclosed from Merrill Lynch and Citigroup are dated December 12 and therefore fail to demonstrate your eligibility as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. We are not able to verify from our transfer agent's records that either Merrill Lynch or Citigroup is a record holder of securities for the benefit of St. Paul's Benevolent, Educational and Missionary Institute, Inc. Therefore, your response should include evidence documenting that Merrill Lynch and/or Citigroup are in fact the record holder of your securities or appropriate documentation from the actual holder of record. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson
Christian Brothers Investment Services, Inc.

Enclosures

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Status:	Delivered
Delivered on:	Dec 22, 2003 9:55 A.M.
Signed by:	SWEENEY
Location:	OFFICE
Delivered to:	UNION CITY, NJ, US
Shipped or Billed on:	Dec 19, 2003
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☐ FEDEX ☐ OTHER UPS - ON DATE ______

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

PROOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 6401

FROM (NAME/DEPARTMENT) [signature] | EXT. | ROOM NO.

ADDRESSED TO

Sister Mary Ann Tierney, SC
Chief Financial Officer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NY 07087

CONTACT

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/30/03

The Passionists
Province Pastoral Center

526 Monastery Place • Union City, New Jersey 07087 • (201) 867-6400 • Fax: (201) 867-0357

Office of the Treasurer

matierney@cpprov.org

December 31, 2003

Mr. David G. Henry
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

As requested in your letter dated December 19, 2003, I am enclosing letters from Merrill Lynch and Citigroup which provide additional information concerning our ownership of ExxonMobil stock. I hope that these letters meet all the necessary requirements.

Please feel free to contact me if you need any additional information.

Sincerely,

Victor Hoagland

Rev. Victor Hoagland, CP
Treasurer

VH/br
Enclosures

SHAREHOLDER RELATIONS

JAN 05 2004

NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Martin G. Lutschaunig
Vice President
Senior Financial Consultant

Private Client Group

7 Roszel Road
4th Floor
Princeton, New Jersey 08540
609 243 7963 Direct
800 777 5985 Toll Free
FAX 609 243 0263
marty_lutschaunig@ml.com

Merrill Lynch

December 29, 2003

Sister Mary Ann Tierney
The Passsionists
526 Monastery Place
Union City, New Jersey 07087

RE: St. Paul's Benevolent Educational and Missionary Institute, Inc.
Sponsored Institutions Account 876-04E00 - Exxon Mobil Corp.

Dear Sister Mary Ann:

As we discussed, as of December 12, 2003, the date of our initial letter regarding this matter, you owned 1,470 shares of Exxon Mobil Corp. common stock for a total value of $55,948. These shares have been held continuously for a period of greater than one year (date of purchase was August 28, 2002) in your Merrill Lynch account. As of close of business on December 30, 2003 you still own these shares and it is our intention, barring unforeseen circumstances, to hold them at least through the date of Exxon Mobil's annual shareholders' meeting.

Please call if you have any questions.

Respectfully,

Martin G. Lutschaunig

Martin G. Lutschaunig
Vice President

citigroup
asset management

Citibank, N.A.
100 First Stamford Place
Stamford, CT 06902

Michael Minsch
Director/Senior Portfolio Manager
Michael.Minsch@Citigroup.com
Tel: (203) 961-4847
Fax: 203-961-4996

December 29, 2003

St. Paul's Benevolent
Sister Mary Ann Tierney
526 Monastery Place
Union City, NJ 07087

Dear Sister Mary Ann,

Regarding the correspondence faxed to us for your ownership in ExxonMobil Corporation common stock, please find the following information:

Your account, 058-01039-1-9-221, St. Paul's Benevolent 526 Monastery Place Union City, New Jersey 07087 held 5900 shares of ExxonMobil stock, valued at $234,525.00 as of December 23, 2003. Your account has held these securities in your name, with Smith Barney acting as custodian for the following times, with the longest being approximately 7 ¼ years:

Purchase Date	Shares	Amount
9/14/1995	3400 shares	$64,439.02
7/24/2002	1000 shares	$33,137.20
9/9/2002	700 shares	$23,831.99
9/12/2002	800 shares	$27,227.36

Best regards,

Mike W.J. Minsch III
Director
Senior Portfolio Manager

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 5, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Christian Brothers Investment Services, Inc., the Sisters of the Humility of Mary, the Mercy Investment Program, the Maryknoll Fathers and Brothers, the Providence Trust and the Passionists Province Pastoral Center (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "XOM" or the "Company"), and who have submitted a shareholder proposal to XOM, to respond to the letter dated January 22, 2004, sent to the Securities & Exchange Commission by the Company, in which XOM contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(10), 14a-8(i)(7) and 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XOM's year 2004 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to provide data on a number of matters related to climate change.

Rule 14a-8(i)(10)

The burden of establishing the application of an exclusion under Rule 14a-8(i) *rests on the Company.* (*See Staff Legal Bulletin No. 14, Section B.5. (July 13, 2001)*). XOM has woefully failed to carry this burden. Although it has published a 21 page report on global warming entitled "A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy" (February, 2004) (hereinafter referred to as the "Report"), the Company is unable to point to any place in the Report that sets forth any of the information requested in the Proponents' shareholder proposal. The proposal requests four sets of data (see the Supporting Statement). Yet, the Company has failed to cite the location in the Report of even one bit of the datum requested. This is not surprising since the Report contains no information on any of those four topics. Thus, the proposal requests a comparison of certain of XOM's oft repeated statements with the findings of the National Academy of Sciences (the "NAS") and of the Intergovernmental Panel on Climate Change (the "IPCC"). No such comparison is made (indeed, neither the report of the NAS nor the report of the IPCC has been referenced in the extensive footnotes at the end of the Report). Similarly, each of the other three requests for data have been wholly ignored by the Report.

Since the Report contains none of the information requested in the Proponents' shareholder proposal, that proposal cannot be excluded by Rule 14a-8(i)(10).

Rule 14a-8(i)(6)

The Company has attempted to raise a red herring by talking about hits on Google when the proposal actually requests "peer reviewed" data. Although the Resolve Clause does contain broad language, this language is modified by the Supporting Statement (which the Staff routinely incorporates into the Resolve Clause when a request for a report is elaborated on in the Supporting Statement) which spells out the scope of the data request. Thus, the request is limited to "peer reviewed research data".

Although the Company states that a Google search of the terms "climate science" and "climate change" yielded four million hits, that statistic is simply not relevant. Nor is the "reading from every weather station in the world" being asked for. What has been asked for (in the words of item 4 of the Supporting Statement) is the "peer reviewed research data" Exxon relies on when it states, as a matter of scientific fact, that there is uncertain about whether human activity is actually causing global warming. Since this contention is so extrordinary, and since it flies in the face of the scientific conclusions of the United States government (in reports issued under the current administration), as set forth both by the National Academy of Sciences and by the EPA, we cannot believe that XOM relies on 4,000,000 Google hits (most of which undoubtedly disagree with XOM's "science") rather than some more limited and verifiable set of peer reviewed scientific studies. If they exist, it should not be impossible for XOM to list such "peer reviewed research data". Indeed, the Proponents rather suspect that rather than 4,000,000 hits that the list will be exceedingly short and therefore clearly within the power of XOM to produce.

In addition, XOM's complaint, even if it were valid, would be inapplicable to the other three data sets requested in the Proponents' shareholder proposal.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(*i*)(6).

RULE 14a-8(i)(7)

The Staff has frequently held that a reasonable amount of data pertaining to public policy matters can be requested in shareholder proposals without those proposals thereby becoming subject to exclusion on ordinary business ("micro-management") grounds. (See, for example, Wal-Mart Stores, Inc. (April 3, 2002) upholding a request for EEO-1 data, as well as the numerous letters upholding requests for environmental data under the Ceres Principles and for employment data under the Sullivan Principles). This is not surprising, since the Commission itself has stated in Rel. 34-40018 (May 21, 1998) (footnotes omitted):

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.
>
> A similar discussion in the Proposing Release of the primary considerations

underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. One aspect of that discussion was the basis for some commenters' concern that the reversal of Cracker Barrel might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations.

We submit that there is absolutely nothing in the Proponents' shareholder proposal that is of such a complex nature that shareholders could not make an informed judgment about the matter. Instead the Proponents' shareholder proposal seeks "a reasonable level of detail". The proposal asks for (i) how XOM's position differs from the conclusions of the NAS and the IPCC and (ii) what peer reviewed research leads to these differences as well as (iii) a description of the areas about which the Company believes current climate science has been unable to answer questions. None of these data sets requires any knowledge of technical matters, but are merely requests that the Company to explain its own position in "plain English". The proposal also asks for certain estimated costs; again a matter that is not so complex that shareholders cannot understand what is being asked for nor would it involve a complex answer. Finally, the proposal does not seek intricate detail, nor impose time-frames nor specific methods of implementing complex policies.

In short, a request that the Company explain its policies cannot be deemed an attempt to micro-manage the Company. Consequently, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James Earl Parsons, Esq.
All Proponents
Sister Pat Wolf

To: Grace Lee
SEC
FAX 202-942-9525

From: Paul M. Neuhauser

Re: Third Exxon proposal

# of pages, including this page = 6

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 3, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Change Data

Gentlemen and Ladies:

This letter supplements our letter dated January 22, 2004, regarding the captioned shareholder proposal.

Enclosed is a copy in final form of ExxonMobil's new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy, approved by the Public Issues Committee of our Board. As explained in more detail in our January 22 letter, we believe the Report substantially implements the proposal and that, among other grounds, the proposal may therefore be omitted from our 2004 proxy material under Rule 14a-8(i)(10). The Report will be posted on our website on February 4. Printed copies will be available soon thereafter free of charge on request by any shareholder or other interested person.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the Report. A copy of this letter and the Report is also being sent to the proposal sponsor and to each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

cc w/enc:

Mr. John K. S. Wilson
Assistant Director for Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Reverend Joseph P. La Mar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Sister Madonna Sangalli (withdrew)
Trustee
Providence Trust
515 Southwest 24th Street
San Antonio, TX 78207-4619

Sister Mary Ann Tierney, SC
Chief Financial Officer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NY 07087

ExxonMobil







A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy

February 2004

Table of Contents

Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's latest Form10-K and on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

Introduction

Governments, our customers and shareholders, and the public at large are deeply interested in the issues related to the supply and cost of energy and the effects of energy use on the environment.

Interest in these subjects is understandable and appropriate because access to reliable, environmentally safe and affordable energy is vital to the economic prosperity and quality of life of people around the world. Our company role is to help provide this energy, and in doing this job well we make a significant contribution to human progress.

In this report we describe what we see as the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options. We also review the actions we are taking now to safeguard shareholder interests and to provide for future business opportunities.

ExxonMobil's approach to investments provides significant assurances to shareholders. Some of the key business considerations that underlie our approach include the use of proven science, a focus on cost/benefit analysis, emphasis on energy conservation and efficiency, strong investment discipline and consistency with our core competencies.

The issues relating to greenhouse gas emissions and alternative energy are complex, and varying points of view exist on how to address these subjects. Complex business issues are not new to our company, and we have gained considerable experience in successfully managing them.

The first section of this report describes the central importance of energy to economic growth and improved standards of living. We present our view of future energy needs and trends. You will read that most experts predict that the world will require about 40 percent more energy in 2020 than today and consumption levels will reach almost 300 million oil-equivalent barrels every day. This is equivalent to the energy required to drive a mid-sized American car 378 billion miles, a distance equivalent to 2,000 round trips between the earth and the sun. Developing reliable, affordable supplies to meet this energy demand will be an enormous challenge. Meeting future demand while taking actions to reduce greenhouse gas emissions will make this challenge even greater.

In the subsequent sections we will describe the specific actions ExxonMobil is taking in response to these challenges, with an emphasis on our plans for reducing greenhouse gas emissions.

In the nearer term, we support energy efficiency and conservation as important strategies that will prolong the availability of current energy resources. For example, we are deeply involved in improving the energy efficiency of our own operations as well as in developments that will help consumers use our products more efficiently.

For the longer term, our research emphasis is on breakthrough ideas applicable to our core business. We are supplementing our internal research through cooperative efforts with universities and research centers and through partnerships with other corporations. We believe that by working closely with leading academics, energy experts and other technologically advanced companies, we will contribute to the development of better answers to meeting the world's future energy needs.

The final section of the report discusses alternative energy options and our views on some of the issues currently existing with large-scale deployment of each of the alternatives. The central message in this section is that we believe investments in *current* renewable energy technology are not economical. As a result, our primary focus with regard to renewables is on research to accelerate the development of future options.

We are publishing this report because we believe it is important to be straightforward and open about our views on issues — such as climate and renewables — that can affect both our business and society. We believe that only by relying on careful business analysis and by speaking with candor can we ensure, over the long run, a positive reputation for the company.

Understanding and projecting energy supply and demand trends are important elements of ExxonMobil's strategic planning process. In fact, recognizing their importance, we have for the past several decades annually produced a comprehensive energy outlook that typically covers the next 20 or more years.

The world's demand for energy is very large and growing. Meeting this demand will present significant challenges.

GDP Growth and Energy Closely Linked
1970-2020


Increasing Energy
Oil-Equivalent Barrels per Day per 1,000 People
Africa, Middle East
Eastern Europe, Russia
North America
Western Europe
Latin America
Asia-Pacific
Increasing Income
Thousands of Dollars Gross Domestic Product per Capita

Note: GDP and energy use are shown in logarithmic scale.

Key conclusions from our assessment of the energy outlook include the following:

- Energy use and economic growth are closely linked, as shown in the chart above.[1] The relationship shown is consistent across all regions and countries and represents the trajectory that developing countries will likely follow as they progress toward industrialization. Modern uses of energy are so closely linked to growth because, among many other advantages, they provide the basis for all modern forms of transportation, are needed for both the materials and the processes used in construction, and underpin the mechanization and improved efficiency of agriculture.

- Eighty percent of the energy growth from 2000 through 2020 will be devoted to improving living standards in many parts of the developing world, where about 85 percent of the world's population will live in 20 years.

- By 2020, we expect that the world will require about 40 percent more energy than today. By then the world's consumption is likely to approach 300 million barrels of oil-equivalent energy every single day. We expect that 60 percent of this 2020 demand will continue to come from oil and gas as these primary sources of energy are available in sufficient quantity to meet the world's growth and are, at the same time, the most economical.

Sizable increases in energy demand are projected despite likely continued improvements in energy efficiency. In total, we expect these efficiencies to be about 1 percent per year, because of improved vehicles, power plants, construction standards and other actions. If gains were achieved at only half this rate, the world would consume about 30 million *additional* barrels of oil-equivalent energy per day, close to the amount used by western Europe today.

Meeting higher energy demands will require a portfolio of energy options including oil, gas, coal, nuclear, hydro, biomass, solar and wind.[2] The contribution of each is shown in the three-panel chart at the top of pages 4 and 5.

- The expected contribution of non-petroleum-based energy to meeting world demand is detailed in the chart at top right, page 4. Hydropower will grow, though it is site-limited. Nuclear power is projected to grow at only about 0.4 percent per year, reflecting announcements in several industrial countries, including Germany[3] and the United Kingdom,[4] of expectations regarding the gradual phase-out of nuclear power. The majority of the biomass category is developing countries' use of traditional fuels (wood, dung) and developed countries' use of wood waste and garbage.

How We Develop Our Energy Outlook

To help develop a sound basis for corporate strategies and plans, we employ a team of energy planners dedicated to developing and refining our own long-term outlook. These employees have diverse backgrounds in engineering, marketing, economics, oil and gas exploration, refining and chemicals operations, research and development, and public policy.

In developing our outlook, we utilize a comprehensive database to analyze past economic and energy trends, and to guide future forecasts. The database includes a vast amount of economic and energy data and enables us to assess energy demand, efficiency and conservation, fuel-buying patterns, demographics, and much more. We also develop and use detailed forecasting models and assessment tools to estimate energy demands for major fuels and consuming sectors at a country level.

In forecasting an energy outlook to 2020, some assumptions may be specific to individual countries, whereas others reflect expectations or trends that are independent of political borders. We also consider the relative competitiveness of alternative fuels, and the significant but yet-to-be-achieved advances and deployment of new technologies.

In addition, we incorporate the input of a wide variety of third-party economic and energy experts and work with other companies, including those in the automotive and power-generation sectors.[5] From these services and companies, our energy-planning group builds its knowledge base and — as appropriate — incorporates third-party perspectives into our projections.

By seeking the views of others and consulting with public and private groups interested in energy issues, we find that our energy outlook is fundamentally consistent with those of most knowledgeable experts. This group includes, among others, the International Energy Agency (IEA),[6] U.S. Department of Energy — Energy Information Agency,[7] European Commission's World Energy, Technology and Climate Policy Outlook — Reference Scenario,[8] and the recent National Petroleum Council's North America natural gas study.[9]

- The outlook for wind and solar energy is for double-digit growth, based on both continued public subsidies and technological advances. However, because they start from a very small base, their combined contribution to total energy supplies is likely to still be less than 0.5 percent in 2020.

Because 80 percent of the world's growth in energy demand through 2020 will be in developing countries, 80 percent of the growth in carbon emissions will also be in the developing world. As a result, actions to reduce carbon emissions must include consideration of the world as a whole.

It remains critical to the understanding of energy supply that a majority of energy will continue to be based on conventional oil and gas and that energy demand will be growing overall. Supplying the expected increase in oil and gas energy demand will be a major challenge. Nevertheless, abundant oil and gas resources exist:

- Estimates of the total oil and gas resource base have increased as a result of access to new areas and technology.[10]

- The conventional resource base is very large and is likely to continue to be the primary source of energy through at least the middle of the century. In the U.S. Geological Survey's *World Petroleum Assessment 2000*, the conventional recoverable liquids resource base is estimated to be about 3 trillion barrels of oil.[11]

Oil and Gas Remain as Predominant Energy Sources

Total Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)


300
250
200
150
100
50
0
1980
1990
2000
2010
2020
Other
Coal
Gas
Oil
Other Energy
MBDOE
60
50
40
30
20
10
0
Wind and Solar
Biomass, Municipal Solid Waste
Nuclear
Hydro

- In addition to conventional resources, there are significant unconventional resources. Unconventional oil includes extra-heavy oil, oil sands and other resources that cannot be produced using traditional methods. The International Energy Agency has compiled estimates that indicate there are more than 4.3 trillion barrels of unconventional oil resources in place. Recoverable estimates for Canada and Venezuela alone are estimated at 580 billion barrels.[12]

- To put this volume into perspective, less than 1 trillion barrels of petroleum has been produced since production started in the 1800s.[13]

- New technologies will likely continue to extend the recoverable resource base, making additional — but currently uneconomical — conventional and unconventional resources commercially attractive. In fact, according to the U.S. Geological Survey, total remaining recoverable oil resources are

Supplying Oil and Gas Demand Will Require Major Investment

Millions of Barrels per Day of Oil Equivalent (MBDOE)


180
160
140
120
100
80
60
40
20
0
1980
1985
1990
1995
2000
2005
2010
2015
World Demand
Existing Field Decline ~ 4–6%
Required New Production
Base Investment Required
Existing Production


Wind and Solar
MBDOE
1.4
1.2
1.0
.8
.6
.4
.2
0
1980
1990
2000
2010
2020
Wind
Solar

The costs of developing these resources are significant. In surveying the exploration and production expenditures for more than 300 oil and gas companies, Lehman Brothers estimated total 2003 exploration and production investment is $133 billion.[15] However, some national oil companies and some small-to-medium petroleum companies were not included in the Lehman survey. Another estimate — shown in the chart below — is provided in the recently released International Energy Agency (IEA) *World Energy Investment Outlook 2003*[16] report, which calculates a total annual **energy** investment of about $530 billion per year. Of that, the IEA believes that about 40 percent, or $200 billion per year, will be required for oil and gas, primarily for exploration, development and production. To put this figure in perspective, $200 billion is larger than the GDP of Norway, whereas $530 billion is larger than the 2004 U.S. national defense budget.

more than 70 percent higher now than in 1980, despite production since then of more than about 400 billion barrels.[14]

As noted earlier, we project that oil and gas will remain the major forms of primary energy over the outlook period. This predominance is due to their lower costs and ease of use in many applications. The ongoing task of the petroleum industry is to find, produce and deliver this energy in an economical and environmentally sound manner. We will need to develop energy supplies both to meet new demand and to replace supplies from maturing resources. As the chart at left illustrates, the industry will likely need to add some 100 million oil-equivalent barrels per day by 2015 to meet demand — an amount close to 80 percent of today's production levels.

Timely development requires access to discovered resources, economical development of unconventional resources, continued technology advances, adequate financing, and the cooperation of host governments.

Oil and Gas Investments Up to $200 Billion per Year

World Energy Investment, 2001-2030

Total World Energy Investment: $16 Trillion


Oil
19%
Gas
19%
Coal
2%
Electricity
60%

Source: IEA

ExxonMobil Investment Approach

The large capital investments needed to meet world energy demand will require a disciplined, well-managed approach, a fundamental strength of ExxonMobil. Capital needs are also complemented by our track record in the development and application of industry-leading technologies. In 2003, we invested about $15 billion in capital and exploration expenditures and about $600 million in research. During the past five years, we have invested about $66 billion in capital and exploration expenditures, and about $3 billion in research.

As most projections predict that oil and gas will continue to meet 60 percent of energy needs in 2020, ExxonMobil continues to focus in this area, in which we have considerable expertise. Providing oil and gas for these future needs will pose a significant challenge, which we are particularly well suited to address. The significant investment that will be needed to advance adequate oil and gas development will place a premium on investment discipline and sound judgment in choosing profitable energy projects.

The business approach we have adopted is first to assess market and technology options thoroughly, as well as business risks. Then — and with an understanding of our competitive strengths and capabilities — we invest where we see profitable opportunities. We continually test our market and technology assumptions, and we manage our performance against key investment and operational indicators, with the primary focus on return on capital employed.

ExxonMobil Production Base



Canada
United States
Venezuela
Argentina
Norway
Netherlands
United Kingdom
Germany
France
Italy
Kazakhstan
Azerbaijan
Qatar
Nigeria
Chad
Cameroon
Equatorial Guinea
Angola
United Arab Emirates
Yemen
Russia
Malaysia
Indonesia
Australia

ExxonMobil's size and geographic diversity, and the complementary nature of our Upstream, Downstream and Chemical businesses, moderate the corporation's sensitivity to fluctuations in individual business lines and markets. By taking advantage of synergies among these businesses, ExxonMobil is able to optimize total company performance.

In the Upstream, ExxonMobil participates in every major producing area in the world (*see map opposite*). Our Upstream portfolio spans more than 40 countries. We have a substantial production base in the United States, Canada, Europe and the Asia-Pacific region and are unique in having interests in the four major growth areas of West Africa, the Middle East, the Caspian and Russia. ExxonMobil has the largest resource base of any nongovernment company in the world, with 72 billion oil-equivalent barrels.

In the Downstream, ExxonMobil is a leading fuels refiner and manufacturer of lube basestocks. We have refining operations in 26 countries, retail fuels locations in more than 100 countries, and a lubricants marketing presence in almost 200 countries and territories.

In Chemical, ExxonMobil is a leading producer and supplier of primary petrochemicals. Our Chemical business is competitively advantaged by our advanced technology, integration of more than 90 percent of our chemical assets with petroleum refineries and superior cost structure.

This disciplined approach points us toward investments that are:

- Technically sound.
- Economically sustainable without government subsidy, thus ensuring profitability under a range of market and government policy conditions.
- Significant enough to be meaningful in the context of our size and the size of the overall energy market.
- Designed carefully to limit their impact on the public and the environment.
- Implemented to be profitable and affordable on an ongoing basis.

Return on Capital Employed

Percentage, 5-Year Rolling Average



16
14
12
10
8
6
0
ExxonMobil
RDS
BP
CVX
1998
1999
2000
2001
2002

Calculated based on public information on a consistent basis.

Using these criteria, we have demonstrated a successful track record of investment, a track record that has benefited our shareholders while at the same time being of value to energy consumers. For example:

- We have invested so as to position ExxonMobil in attractive business sectors while reducing our exposure to those sectors that fail to meet our investment criteria. Examples of under-performing industries in which we have disinvested include coal extraction and nuclear and solar energy.
- We have a well-balanced and diversified business, with strengths in both business scope (oil, gas, chemicals) and geography.

- We have made concerted efforts to pace our investments well. This has helped achieve industry-leading returns that have averaged nearly 14 percent over the past decade.

- Our rigorous investment criteria have permitted us to attain industry-leading returns and to avoid asset write-downs representing failed investments that have diverted organization attention and reduced shareholder value in other companies. The chart on page 7 compares ExxonMobil to our key competitors in return on capital employed, or ROCE.

At the same time that we work to ensure that our capital investments will be profitable over the long term, we also strongly believe in investing in research and development as a means to develop potential future profitable business opportunities. That is why we support research to increase energy discovery success, to improve the efficiency of energy use and to develop new energy solutions. Our overall investment in R&D has been and remains greater than that of our competitors (see chart at top right). We balance our technology investment between technology extensions — which can be rapidly deployed to our existing operations — and breakthrough research that could have a significant and lasting impact on the corporation and the industry. Some of the current research areas we are undertaking include:

- Proprietary technologies that have the potential to deliver breakthrough capabilities in direct hydrocarbon detection. This technology could significantly improve the chance of success in finding new resources prior to drilling.

- Liquefied natural gas (LNG) and other gas-commercialization technology to improve the efficiency of liquefaction, transportation and regasification to help satisfy the world's increasing gas needs at affordable economic levels.

Technology Investment

Millions of Dollars, 1997-2002 Average


700
600
500
400
300
200
100
0
ExxonMobil
Shell
BP
CVX

Based on public information.

- Research on hydrogen production for use in fuel cells with strategic partners for potential new power systems in automobiles.

- More-efficient, cleaner-burning internal combustion engines and engine systems.

- Advanced lubricant formulations to meet stringent emission standards.

- $100 million in groundbreaking research at Stanford University's Global Climate and Energy Project (GCEP) to address future energy needs with approaches that lead to lower greenhouse gas emissions.

OIMS is the foundation of our management of safety, health and the environment.

The rigor and discipline that we use to pursue and manage research projects and that underpin our investment program are also used in our approach to the management of our performance in safety, health and the environment.

The key system that we have used for a number of years in the conduct of our operations and to assess and improve our safety, health and environmental performance is the Operations Integrity Management System, or OIMS. OIMS permits us to measure our progress in these areas, plan future improvements and implement management accountability for results.

For a number of years we have collected and reported data on atmospheric emissions such as nitrogen oxide, ozone and sulfur dioxide. Over the past several years OIMS has been expanded to include the collection and reporting of greenhouse gas emissions for all facilities.

Lloyd's Register Quality Assurance View of OIMS:

"Lloyd's Register Quality Assurance has reviewed ExxonMobil's Operations Integrity Management System and has evaluated it against the requirements of international standard for Environmental Management Systems, ISO 14001.... It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with and meet the requirements of the ISO 14001 Environmental Management Systems Standard. We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

July 1, 2001

Addressing Greenhouse Gas Emissions

ExxonMobil recognizes that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions.

We are fully aware of the broad public and official interest in this topic, of commitments made by many governments through the United Nations Framework Convention on Climate Change and the Kyoto Protocol to that Convention, and of national legislation to address greenhouse gas emissions.

We participate in voluntary programs that address greenhouse gas emissions, and we are working with governments and business groups to prepare for binding regulations where they are being developed.

Actions now and research for the future underpin our approach to greenhouse gas emissions.

For our part, ExxonMobil has conducted and supported scientific, economic and technological research into greenhouse gas emissions for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technology breakthroughs that could dramatically reduce greenhouse gas emissions in both industrialized and developing countries.

In the context of the use of petroleum in the overall economy, we estimate that by far the majority of emissions arise from consumer use of fuels (87 percent), with the remainder from petroleum industry operations (13 percent). Therefore, we also undertake research on petroleum manufacturing efficiency improvements, as well as on advanced vehicles and fuels with automobile manufacturers.

Currently, many governments have made commitments to reduce national greenhouse gas emissions under the provisions of the Kyoto Treaty. In several countries, regulations are in the process of being developed to meet these commitments, and ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate.

Climate: Infinitely More Complex than Weather

The earth has experienced a warming trend in global surface air temperatures during the 20th century,[17] but the cause of this trend and whether it is abnormal remain in dispute. Although recent temperatures are elevated, they are not unprecedented in the geological record, which shows considerable variation as well as previous periods that were as warm as or warmer than today. The variety of factors that appear to have influenced climate when viewed from a geoscience perspective includes:

- Solar radiation
- Orbital changes of the earth
- Asteroid impacts
- Reflectance, circulation and gas composition of the atmosphere
- Current dynamics in the oceans
- Effects of the biosphere, including forest cover and greenhouse gas emissions
- Lithospheric events such as volcanism, continental drift and mountain building.[18]

ExxonMobil has substantial expertise in geoscience, as this is a central discipline in our business success. We support efforts to advance knowledge on many of the topics listed above, including climate modeling; new tools for mapping temperature and geologic uplift and subsidence; and research on such topics as ocean circulation, cloud formation and solar irradiance variability.

Why Energy Efficiency?

ExxonMobil is committed to encouraging energy efficiency because:

- Greater efficiency will prolong the period during which conventional energy supplies will be available for consumer use.
- Efficient use of energy makes energy more affordable.
- Improved efficiency will reduce environmental emissions associated with providing and using energy.

As part of our preparatory work, we and others are working to resolve a number of practical issues related to accomplishing the reduction goals, including measurement of overall greenhouse gases and reductions achieved. We are engaged in discussions with industry groups and with governments to ensure broader understanding of compliance issues and potential carbon-control measures, including carbon trading.

It is our intention to comply in the most cost-effective manner with whatever regulations and mandates issue from these discussions. We will limit the risks that may be posed by new regulations by applying the same disciplined analysis and investment criteria we use for other business challenges and opportunities. We do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance.

Nearer Term Initiatives

Related to our own operations, ExxonMobil is actively engaged in reducing our energy usage and our greenhouse gas emissions. Five important examples are:

- **Global Energy Management System (GEMS).** The comprehensive GEMS is focused on continually improving energy efficiency. In fact, over a 25-year period, our refineries and chemical plants have improved their energy efficiency by more than 35 percent. Opportunities have been identified to improve energy efficiency by an additional 15 percent. In North America alone, our refineries have been improving their energy efficiency at a rate that is three times better than the industry average.

Greenhouse Gas Emissions (Absolute and Normalized)


Emissions
Millions of Metric Tons
140
120
100
80
60
40
20
0
2000
2001
2002
Other*
Chemical
Refining
Upstream


Emissions Per Unit of Throughput
Tons of Emissions Per 100 Tons of Throughput
80
70
60
50
40
30
20
10
0
2000
2001
2002
Upstream
Refining
Chemical

Operated direct and indirect sources of CO_2 and methane on a CO_2-equivalent basis.
*Fuels Marketing, Terminals, Pipelines, Lubes, Marine, Research.

- **Cogeneration.** In its application at refineries and gas plants, *cogeneration* is a term used to describe the simultaneous production of electricity and steam using clean-burning natural gas. Cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogeneration facilities at some 30 locations worldwide, which have reduced carbon dioxide emissions by almost 7 million tons a year from what they would otherwise have been. We are also in the process of expanding our cogeneration capacity by another 30 percent, representing an additional $1 billion investment in new cogeneration facilities.

- **Flare Reduction.** A third method of reducing emissions of greenhouse gases is flare reduction. In Nigeria, ExxonMobil recently announced a project to eliminate gas flaring while at the same time significantly increasing oil production and recovery. This project is expected to get under way in 2006, well ahead of targets set by the Nigerian government. It will reduce greenhouse gas emissions by more than 5 million tons per year at facilities we operate from what they would otherwise have been (or 2 million tons on an equity-share basis). In addition, ExxonMobil is part of the World Bank Gas Flaring Reduction Partnership, which supports national governments and the petroleum industry in their efforts to reduce the flaring and venting of gas, and which is also focused on developing economical alternate-use projects for flare gas.

- **Reporting.** With regard to the reporting of greenhouse gas emissions, we are taking steps to accurately measure and report our own emissions. Our recent greenhouse gas emissions are shown in the chart on page 11. In the past few years we have increased the transparency of our greenhouse gas emissions by publishing them annually in our Corporate Citizenship Report and making them available on our Internet site.

- **Measurements and Guidelines.** We are working with industry, through the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association, to develop a consistent measurement methodology and transparent guidelines for reporting greenhouse gas emissions, in order that they may be compared on a consistent basis among companies and industries.[19]

Medium Term Initatives

Especially important are the efforts we have under way to increase the supply of cleaner-burning natural gas. Natural gas emits less carbon dioxide than oil when burned, so that more reliance on natural gas will limit carbon increases. Our efforts related to natural gas include:

- **Natural Gas.** Access to a total gas resource base of nearly 185 trillion cubic feet of net discovered resources, including 56 trillion cubic feet of proved reserves. This resource base provides a solid foundation for profitable growth.

Internal Combustion (IC) Engines Remain Primary Technology in 2030


Fuel Cells
4%
Natural Gas IC Engines
8%
Hybridized
IC Engines
4%
Non-Hybrid
IC Engines
84%

Source: EUCAR

- **Balanced Portfolio.** A balanced portfolio of proved reserves, with about 27 percent in North America, 44 percent in Europe, 14 percent in Asia-Pacific and 15 percent in other parts of the world. Over the medium term, major development projects are expected to start up in parts of the world, including Qatar, the Netherlands, Norway, Russia, Kazakhstan, Angola and Canada.

Natural Gas Preferred for Reducing Carbon Dioxide Emissions

Pounds of Carbon Dioxide per Million BTU Energy Content



225
200
175
150
125
100
75
50
25
0
Coal
Heavy Fuel Oil
Gasoline
Natural Gas

- **Equity Positions.** Equity positions in many of the largest remote gas accumulations in the world that strongly position us to benefit from new LNG and other gas-commercialization technology. ExxonMobil recently announced a major expansion of its LNG investment plans to bring natural gas from Qatar to the U.S.

- **LNG Technology.** Technology advances in gas liquefaction, transportation and regasification. The development of larger LNG trains to liquefy the gas, as well as larger, more-efficient ship designs, has resulted in dramatic reductions in expected unit costs.

- **R & D.** New research and development, notably through advances in high-strength steel, which will permit less-expensive transportation of natural gas through pipelines.[20]

In the medium term, we are also undertaking work on advanced fuels, vehicles and materials. As the chart on page 12, bottom right, shows, automotive industry projections indicate that through 2030 internal combustion engines will continue to power more than 95 percent of all vehicles.[21] Technologies that improve the fuel efficiency and emissions performance of these systems can have a very substantial positive impact on the environment earlier than alternatives and for decades to come.

Many new approaches to traditional internal combustion engine technology have been under investigation by automobile companies and by ExxonMobil:

- One avenue involves research to better optimize fuel/engine systems for higher efficiency and lower emissions. Gasoline and diesel are blends of many types of molecules, and each type behaves slightly differently during combustion. Working with Toyota, we are investigating what happens when different types of molecules are burned in an internal combustion engine.[22] The knowledge gained is expected to lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

- A second path involves new combustion technologies that have attributes of both gasoline-spark ignition and diesel-compression ignition. Called homogeneous charge compression ignition (HCCI), this technology combines the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine.[23] The payoff of this research could be substantial. For example, better understanding of fuel chemistry and combustion could lead to 30 percent better fuel efficiency than today's gasoline engines have, with a resulting reduction in smog-causing emissions and carbon dioxide.

Other options can also improve automobile performance significantly.

- High on the list is hybrid-engine technology.[24] Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. A battery, which is recharged while driving and braking, powers the electric motor. In cities, where this technology has major advantages, hybrid vehicles deliver a fuel-economy improvement of more than 50 percent.[25] A few models using this technology are on the road today with more planned. Broad deployment of this technology could have a significant impact on CO_2 emissions from personal vehicles.

- Another area in which we contribute is advanced materials for plastics. These offer lower weight and better fuel mileage, and they are recyclable and save energy when reused.[26]

- We have also invested in improved lubricants, including synthetics, which provide benefits of lower emissions and improve fuel economy. Our Mobil-1 and Low Sulfur-Ash-Phosphorus formulations are examples of our efforts in this area. In addition, we have developed long-drain interval lubricants that improve environmental performance by minimizing the amount of waste oil generated.

Longer Term Initiatives

Our long-term efforts related to greenhouse gas emissions are focused on innovative and far-reaching research projects.

Central among these is the Global Climate and Energy Project (GCEP) at Stanford University. Its overarching goal is to undertake research to accelerate the development of commercially viable energy technologies that can substantially reduce greenhouse gas emissions.

GCEP was initiated in November 2002. Its four broad objectives are to:

1. Identify the most promising technologies for low-emissions, high-efficiency energy supplies.

2. Identify barriers to the application of these technologies on a global basis.

3. Conduct research into technologies that will help overcome barriers and accelerate the global application of these technologies.

4. Make research results widely available to the scientific and engineering community through workshops, presentations and journal publications.

GCEP is a 10-year project with total anticipated investments of $225 million, of which ExxonMobil is committed to contributing $100 million. Other project sponsors — General Electric, Toyota and Schlumberger — are prominent companies that represent a diverse mix of business sectors and that have both global reach and strong research and technology capabilities. By combining the world-class research of Stanford with the practical know-how and financial support of major corporations, it is intended that GCEP will be able to push the frontiers of energy technology.

GCEP aims to identify advanced technologies that can be adopted **globally**, not just in industrialized countries, which is important, as 80 percent of growth in carbon emissions through 2020 will occur in developing countries. It will look at the full spectrum of energy resources and end uses, including:

- Improved generation and transmission of electricity
- Advanced transportation options
- Expanded use of hydrogen
- Fuels derived from plants
- Next-generation coal
- Nuclear energy
- Renewable energy

Other Climate-Related Research

GCEP is not the only activity we sponsor to help better understand GHGs and alternative energy. For example, over the past 20 years we have *sponsored scientific, technological and economic/policy research at the following institutions:*

Institution	Scientific	Technological	Economic/Policy
Carnegie Mellon University	□		
Columbia/Lamont Doherty	□		
Hadley Centre for Climate (UK)	□		
IEA Greenhouse Gas R&D Program			
US National Laboratories			
Battelle Pacific Northwest Laboratory			
Australia Bureau of Agricultural Research and Economics (ABARE)			■
Charles River Associates			■
Massachusetts Institute of Technology	□		■
Stanford University			■

The infrastructure required to produce and deliver the various energy sources will be investigated, as will the needed advances in materials, combustion technology and energy-systems management.

The results of GCEP's research are expected to provide new information for ExxonMobil's own planning and business strategy and investment activities. This information will assist in ensuring that we have early insight into promising avenues for future business activities.

The seriousness with which we approach the issues of climate and greenhouse gases is evidenced by the array of scientific investment and operational approaches we have adopted in our own facilities as well as the range of research that we support — both in house and in partnership with others.

It is our expectation that from among the multiple efforts that we and others are undertaking, new technologies will eventually emerge that can be successfully applied around the world. Moreover, our active involvement in the development of these technologies will provide competitive advantages that will be available to ensure future commercial success. This proactive and multifaceted approach ensures that the interests of shareholders in mitigating risks are properly addressed.

The general appeal of renewable energy is associated with its potential for long-term sustainability and environmental benefits. We understand this appeal, and we are open to considering investments in renewable energy which meet our investment criteria and can compete favorably among other opportunities.

Our investment criteria emphasize investment in areas where we have both relevant and leading-edge technology. Renewables, such as solar and wind power, do not meet either of these criteria.

Renewable energy presents business and investment challenges, with limited promise of near-term profitable investment, even with government subsidies.

In our view, *current* renewable technologies do not offer near-term promise for profitable investment relative to attractive opportunities that we see in our core business. Therefore, we have chosen not to pursue investments in renewable energy options.

We believe that companies interested in current renewable technologies should invest if they believe profit opportunities exist. However, we would note that other major energy companies have in the past year announced asset write-downs — amounting to a total of $172 million — for investments in solar energy.[27] This is a telling indicator of the merits of our approach.

Nevertheless, we are closely monitoring technology developments in renewables. This active monitoring, coupled with our considerable financial strength, will, we believe, permit us to become active in relevant technology developments and to invest in a timely manner in the future if developments in renewables provide profitable opportunities.

Our primary focus with regard to renewables is on research to make promising options commercially viable, as for example through the Global Climate and Energy Project and other such initiatives discussed previously. Although the research results will be made broadly available, as a sponsor ExxonMobil will have early insight on new technologies for potential commercialization.

A more thorough explanation of our current assessment of specific alternative energy options follows.

Power Generation

Currently, renewable resources account for approximately 8 percent of electricity generated in the United States, with the majority coming from hydroelectric facilities. When the scope of renewables is narrowed to wind and solar the contribution to total electricity generated drops to 0.2 percent. These sources are expected to grow at more than 9 percent per year between now and 2020, yet their contribution to total electricity will rise to only about 1 percent of **total** electricity sales by that year.[28]

Costs Converging Though Wind, Nuclear, Solar Remain Higher Cost for Power Generation

Cents per Kilowatt Hour, Indicative Range



18
16
14
12
10
8
6
4
2
0
Coal
Gas
Hydro
Wind
Nuclear
Solar

A number of factors discourage our investment in renewables for power generation:

- Despite cost reductions over the past decade, renewable technologies still require substantial government support to be competitive. The chart above illustrates the cost of generating electricity from both renewable and non-renewable sources.[29]

The British Wind Energy Association has noted the difficulties facing the wind energy industry, and in recent testimony before a committee of the House of Lords stated that "there is a high degree of uncertainty over the value of wind generated electricity after 2010. . . making it extremely difficult for projects planned . . . to obtain the necessary financing."[30]

- Currently, the most competitive renewable source is wind power. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it relies largely on government subsidies to be economical. As the duration of these subsidies is uncertain, investment in wind projects represents a higher risk than alternative investments. At the 2003 American Wind Association Conference, the CEO of a major wind-turbine manufacturer stated that "the political instability facing the wind industry in the United States effectively thwarts the ability of developers and utilities alike to engage in meaningful long-term planning."[31]

- Solar energy remains far more costly except in limited applications. Existing solar photovoltaic technology is very energy-intensive, requiring manufacturing energy equal to about two years of the output of the solar device. These factors, coupled with the large land areas required to produce energy on a power-plant scale, make current solar technologies about five times more costly than conventional electricity generation, and we believe they are unattractive investments for ExxonMobil.[32]

- The ability of wind and solar technologies to contribute to electric power supply is fundamentally limited by intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night, or at times the winds fail. These aspects limit the ability of wind and solar energy to contribute to electricity supplies, and they increase the overall costs of integrated power supply systems.

- Hydropower, geothermal power and municipal solid waste account for 94 percent of renewable electricity generation today, and their contribution to electricity generation is expected to grow slowly over the next 20 years. Growth of these technologies will be limited by considerations related to land use, facility siting and resource availability. None offers a competitive advantage for ExxonMobil.

In summary, though each of the renewable power-generation options has a place, the limitations of current technologies preclude any of them being suitable for meeting a large-enough share of long-term energy supply needs to displace conventional energy sources.[33] Most renewable energy options require subsidies to be competitive,[34] and even when they are subsidized, acceptable returns are far from certain.

Between now and 2020, electricity generation from natural gas is expected to grow 5.5 percent a year. Although the growth rate is lower than that of wind and solar, the absolute growth in electricity generated from natural gas is projected to be more than 25 times that generated from renewables. This fact, coupled with ExxonMobil's strong technology and business base in natural gas, makes this a more attractive investment option.

Automotive Fuels

In addition to use in power generation, renewables also continue to have a role in automobile fuels.

In the *shorter term (through 2020)*, most approaches being pursued by the automobile industry and by ExxonMobil are focused on improving the efficiency of **conventional** fuels use, not on alternative fuels, as we have discussed in a previous section.

One potential option for alternative fuel is the production of ethanol from corn or other crops. Cultivation of crops for use as fuel requires substantial land that would otherwise be available for food,

U.S. Biofuels Land Requirements Sizable

Percent of U.S. Land Needed to Supply Corn Ethanol



If you wanted to supply
10%
of the U.S. gasoline in 2020 it would require
of the area of the United States— an area equal to the size of Illinois, Indiana and Ohio.
If you wanted to supply
33%
of the U.S. gasoline in 2020 it would require
of the area of the United States.
This area is more than three times as much as current corn cropland.
If you wanted to supply
100%
of the U.S. gasoline in 2020 it would require
of the area of the United States.
Today, cropland makes up only 19% of all the land in the United States.

forests or other use.[35] With current technology, ethanol also costs consumers more than gasoline does, unless it is subsidized, and it requires substantial inputs of fossil fuels for both the production of the crops and the conversion into fuel.[36] Additionally, regulations governing ozone emissions can be met without the addition of ethanol to conventional gasoline.[37] Therefore, we have chosen not to pursue investments in ethanol. We are, however, complying with all government ethanol mandates by purchasing ethanol from third-party providers.

In the *longer term (past 2020)*, hydrogen is often cited as a potential option. In fact, there is significant research under way related to automotive fuel cell systems powered by hydrogen.[38] Hydrogen is appealing as it offers the potential for efficient, emissions-free vehicles, and can be produced from multiple primary energy sources.

Hydrogen, while abundant, must first be produced from water or hydrocarbons. This step requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. It is important to

Hydrogen Cost and Investment for 10 Percent of U.S. Fleet in 2020



Fuel Cost
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
Cost of Gasoline for Equivalent Miles Traveled (Excluding Tax)
0
5
10
15
Dollars per Gallon of Gasoline Energy, Excluding Tax
Investment Required
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
0
50
100
150
200
Billions of Dollars

understand the impact on the amount of additional primary energy that will be required and also the full supply-chain costs and greenhouse gas emissions associated with hydrogen production, distribution and consumption. A number of studies conducted by different sponsors in different regions have assessed the options. All have concluded that there is only a moderate (approximately 11 to 35 percent) reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology.[39]

"On the best-case scenario, fuel cells are expected to become viable only beyond 2020."

Banc of America Securities[40]

A number of challenges must be met before hydrogen becomes a viable transportation fuel. Among these are safety and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets. The small size of hydrogen molecules makes them more likely to leak than any other fuel. This, coupled with flammability and explosive ranges that are respectively 10 to 20 times those of gasoline, and the ability to ignite hydrogen gas with only a static spark, create significant risks that will need to be managed if hydrogen is to be used safely. Hydrogen also delivers very little energy per unit of volume. As a result, very high pressures (~10,000 psi) will be required to achieve acceptable vehicle driving ranges if compressed hydrogen gas is used. Gases at these high pressures create risks independent of the type of fuel.

The high cost of producing and distributing hydrogen results in a fuel cost that is twice that of gasoline on a cents-per-mile-driven basis. As shown in the charts at the bottom of page 18, based on an analysis by SFA Pacific in the U.S., the costs and investments are highest when hydrogen is produced from renewable energy sources (wind/solar/biomass) and lowest when it is produced from natural gas.[41] These investment levels present an affordability challenge to any economy and are driven in part by the fact that much of the existing natural gas infrastructure cannot be used for hydrogen distribution due to incompatibilities.

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. Currently, using average costs for renewables in the U.S., hydrogen is five times more expensive than gasoline when produced from wind and 17 times more expensive when produced from solar energy. Land requirements are also significant.[42]

Finally, one must consider whether hydrogen use for transportation fuel is the most appropriate use of renewable resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[43]

ExxonMobil is actively engaged, both internally and through industry groups, in a range of activities to address the many challenges associated with hydrogen. Some of these activities include the Department of Energy's Freedom Car and Fuel Partnership, the California Fuel Cell Partnership, and the U.S. Department of Energy Hydrogen Safety Review Panel. The focus of these various efforts includes: research on the production and distribution of hydrogen; interactions with government, industry and safety authorities on codes and standards; and analysis of energy supply implications.

We and others believe that resolving the issues surrounding hydrogen will take many years, perhaps decades. Therefore, significant commercialization or broad marketplace deployment is not likely for some time. This general view is shared by DOE and Honda, among others.[44]

Summary

We have addressed, and continue to address, the challenges discussed in this report with a disciplined approach that delivers industry-leading returns. In doing so we are particularly mindful of our responsibility to our shareholders, customers, employees and the public at large. Therefore, we:

- Have a robust portfolio of diverse opportunities to develop reliable, safe and affordable energy resources, and we are able to do so in an economical and environmentally and socially responsible manner.

- Manage a well-balanced and diversified business, with strengths both in business scope and geography.

- Invest in projects and programs that are economically sound while improving our energy-use efficiency and reducing emissions in our own facilities.

- Conduct research in technology that will enable our customers to be more efficient in their use of energy for power and transportation.

- Maintain a leading effort in research and development on potential options that promise competitive advances and that can form the foundation for profitable, large-scale commercialization in the future. We do so through our own technology research, by keeping abreast of the advances of others, and by supporting leading research by third parties (both on basic science and on new energy approaches).

Our strategy includes expert analysis and consultation with others, investment discipline, broad diversity in our energy portfolio, and breadth of research on energy-related issues and opportunities. We believe our business strategy and execution are in the fundamental financial interests of our shareholders and have positive benefits for society and the environment.

References

[1] Historical economic data per the International Monetary Fund; historical energy data per the International Energy Agency, Cedigaz and Energy Marketing Consultants.

[2] International Energy Agency (IEA): *World Energy Outlook 2002* (WEO 2002).

[3] Energy Consensus Agreement between the U.S. government and the nuclear power industry, July 2001.

[4] U.K. Department of Trade and Industry's Energy Group: *Energy Projections for the UK*, Energy Paper 68, page 43.

[5] Includes Barlow Yonker, Cedigaz, CERA, Energy Intelligence Group, Energy Marketing Consultants, FACTS, Inc., Lawrence Berkeley National Labs, PFC Energy, Purvin & Gertz, PIRA, Toyota and GE.

[6] IEA, *ibid.*

[7] U.S. Department of Energy (DOE), Energy Information Agency (EIA): *Energy Outlook 2003* (EO 2003), *International Energy Outlook 2003* (IEO 2003).

[8] European Commission: *World energy, technology and climate policy outlook*, 2003, EUR 20366.

[9] National Petroleum Council: *Balancing Natural Gas Policy: Fueling the Demands of a Growing Economy*, September 2003, www.npc.org.

[10] U.S. Geological Survey (USGS): *World Petroleum Assessment 2000*; IEA: *World Energy Outlook 2001*, page 47.

[11] USGS, *ibid.*, Executive Summary, Table 1.

[12] IEA, *ibid.*, page 101.

[13] USGS, *ibid.*; IEA, *ibid.*

[14] USGS, *ibid.*

[15] Lehman Brothers, Global Equity Research: *Original E&P Spending Survey*, December 13, 2002, page 1.

[16] IEA: *World Energy Investment Outlook 2003*, November 2003.

[17] See, for example, J.R. Hansen, R. Ruedy, J. Glascoe and M. Sato, "GISS Analysis of Surface Temperature Change," *Journal of Geophysical Research* 104, 30997-31022, 1999.

[18] Lee C. Gerhard, William E. Harrison and Bernold M. Hanson, *Geological Perspectives on Global Climate Change*, Tulsa, OK, American Association of Petroleum Geologists, in collaboration with Kansas Geological Society and The AAPG Division of Environmental Geosciences, 2001. See especially Parts I and III.

[19] *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001.

[20] U.S. Patent No. 6228183, "Ultra High Strength, Weldable, Boron-Containing Steels with Superior Toughness."

[21] EUCAR projections.

[22] ExxonMobil and Toyota SAE papers, 982494, 982495, 2001-01-0655, 2003-01-1914, 2003-01-31986.

[23] "A Low Pollution Engine Solution," *Scientific American*, June 2001; *Homogeneous charge compression ignition (HCCI) engines: key research and development issues*, SAE publication PT-94.

[24] Argonne National Labs Technology Snapshots: Toyota Prius, October 2000; Honda Insight, October 2002.

[25] Toyota/Honda Web sites.

[26] Association of Plastics Manufacturers in Europe: "Recovery Options for Plastic Parts from End-of-Life Vehicles — Eco-efficiency Assessment," 2003, Ref. No. 8041/GB/08/03.

[27] In the third quarter of 2003, BP took a $45 million charge for consolidation of manufacturing operations and staff reductions in its solar business, whereas Shell took a $127 million impairment charge to Shell Solar.

[28] EIA, EO 2003, *ibid.*

[29] Cambridge Energy Research Associates (CERA): *Renewables: Challenging the Energy Mix*, 2003, a multi-client study. The use of this graphic was authorized by CERA. No other use or redistribution of this information is permitted without written permission by CERA. For more information, please visit www.cera.com.

[30] British Wind Energy Association: Web site, press release, October 15, 2003.

[31] Interview with NEG Micron CEO Torben Bjerre-Madsen, *New Energy Capital* newsletter, May 30, 2003.

[32] CERA, *ibid.*

[33] WEO 2002, *ibid*; CERA, *ibid.*

[34] EIA, EO 2003, *ibid.*

[35] Kheshgi, Prince and Marland, "The Potential for Biomass Fuels in the Context of Global Climate Change: Focus on Transportation Fuels," *Annual Review of Energy and the Environment 2000*, chart pages 231, 235-36.

[36] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001.

[37] American Petroleum Institute testimony to House Science Committee, Subcommittee on Energy and Environment, September 30, 1999.

[38] DOE: Hydrogen, Fuel Cells and Infrastructure Technology Program, www.eere.energy.gov/hydrogenandfuelcells/.

[39] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001; General Motors/LBST: *Well-to-Wheel Study*, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003.

[40] Tadross, Nathan and Colonna, "Hybrid Electric Vehicles (HEVs)," *Equity Research Report*, September 22, 2003, Banc of America Securities, page 7.

[41] SFA Pacific: *Hydrogen Supply: Cost Estimate for Hydrogen Pathways*, scoping analysis, July 2002.

[42] CERA, *ibid*; SFA Pacific, *ibid.*

[43] ExxonMobil estimates. Renewable capacity factor is 30 percent. Wind area based on methodology by Ogden and Nitsch using data for commercial GE 1.5-MW turbine. Solar area based on Sharp 185-W multi-purpose photovoltaic module.

[44] DOE: *National Hydrogen Energy Roadmap* 2002; *Hydrogen Supply* (*ibid.*); Dow Jones interview with Honda, April 2002.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2004

Printed entirely on recycled paper

SP-113

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 11, 2004

VIA Fax and Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Change Data

Gentlemen and Ladies:

This letter briefly responds to the letter dated March 5, 2004, submitted by Paul M. Neuhauser as counsel for the proponents of the captioned shareholder proposal.

Mr. Neuhauser's rebuttal of our original January 22, 2004, letter is premised on the same misconception as the original proposal: that ExxonMobil has endorsed a particular scientific viewpoint on climate science. To the contrary, our actions are based on ongoing engagement in the full range of climate science research and not on any particular study or data set.

Climate science, like other fields of science, is not an endpoint but an ongoing process, with new research issued almost daily. Our approach is to support that process. As we state in our new Report on Energy Trends, Greenhouse Emissions and Alternative Energy, which has been approved by a committee of independent directors, "[w]e support efforts to advance knowledge on ... topics ... including climate modeling; new tools for mapping temperature and geologic uplift and subsidence; and research on such topics as ocean circulation, cloud formation and solar irradiance variability." See "Climate: Infinitely More Complex Than Weather" on page 10 (and accompanying endnotes) and the detailed discussion of GCEP and our other research initiatives on pages 14 and 15 of the Report.

As we stated in our original letter and in the Report, we recognize the potential risks of greenhouse gas emissions and "have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions." See p. 10 of the Report.

In short, ExxonMobil's position is to monitor and help further scientific inquiry wherever it may lead, and we have discussed that effort in significant detail in our new Report. We do not have a specific, narrow position on climate science which can be "explained" by reference to specific studies or sets of research data or differentiated from other specific research conclusions. As we have previously explained, providing all research data that supports our position would simply amount to providing all research data, period. That is not possible, but to the extent the shareholder proposal can practicably be implemented we strongly believe the Report has done so.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is also being sent to Mr. Neuhauser as well as to the proposal sponsor and each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

cc:

Mr. John K. S. Wilson
Assistant Director for Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Sister Dolores Bourquin, H.M.
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Reverend Joseph P. La Mar, MM
Assistant Treasurer
Maryknoll Fathers and Brothers
55 Ryder Road
Ossining, NY 10562

Sister Madonna Sangalli (withdrew)
Trustee
Providence Trust
515 Southwest 24th Street
San Antonio, TX 78207-4619

Sister Mary Ann Tierney, SC
Chief Financial Officer
The Passionists Province Pastoral Center
526 Monastery Place
Union City, NY 07087

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

The proposal requests that the board of directors make available to shareholders all research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor